EXHIBIT 8.3(b)

AMENDMENT NO. 1 TO PARTICIPATION AGREEMENT

THIS AMENDMENT NO. 1 TO PARTICIPATION AGREEMENT (“Amendment”) effective as of July 15, 2002, by and between KEMPER INVESTORS LIFE INSURANCE COMPANY (the “Insurance Company”) and AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (the “Adviser”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement (defined below).

RECITALS

WHEREAS, the Insurance Company and the Adviser are parties to a certain Participation Agreement dated May 1, 1999 (the “Agreement”), in which the Insurance Company offers to the public certain variable annuity contracts and variable life insurance contracts (the “Contracts”);

WHEREAS, the Insurance Company desires to revise the number of American Century Funds made available to its clients under this Agreement; and

WHEREAS, in connection with the revision of Funds available, the parties agree to revise the Fees and Expenses under the Agreement as set forth herein;

WHEREAS, the parties now desire to thither modify the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto agree as follows:

1.       Available Funds. The second “WHEREAS” clause of the Agreement is hereby deleted in its entirety and the following language is substituted in lieu thereof:

“WHEREAS, the common stock of the Investment Company is divided into several series and classes of shares, each designated a “Fund” or collectively, “Funds” and representing an interest in a particular managed portfolio of securities and other assets; and”

2.       Fees and Expenses. Section 5.4 is hereby deleted in its entirety and the following language is substituted in lieu thereof

“5.4: The Insurance Company bears the responsibility and correlative expense for administrative and support services for Contract owners. The Adviser recognizes the Insurance Company as the sole shareholder of shares of the Investment Company issued under this Agreement. The Adviser further recognizes that the Investment Company will derive a substantial administrative convenience by virtue of having the Insurance Company as the sole shareholder of the shares issued under this Agreement rather than multiple shareholders having record of ownership of such shares. The administrative and other services to be provided to Contract Owners by the Insurance Company are set forth in Schedule B attached hereto. In consideration of the savings resulting from the provision of these services by the Insurance Company instead of by the Adviser, the Adviser agrees to pay to the Insurance Company an amount computed daily and paid quarterly in arrears equal to 25 basis points (0.25%) per annum of the average aggregate amount invested in all available Class I shares of the Funds and 10 basis points (0.10%) per annum of the average aggregate amount invested in Class II shares of the VP Value Fund and VP Income & Growth Fund, by the Insurance Company under this Agreement. The Adviser will calculate and pay the Insurance Company its administrative service fee within thirty (30) days after the end of each calendar quarter. The parties agree that such payments do not constitute payment for investment advisory or distribution services. Payment of such amounts by Adviser shall not increase the fees paid by the Investment Company or its shareholders.”

The following paragraph is hereby added as Section 5.5:

“5.5.       In consideration of performance of the Distribution Services specified on Schedule C attached hereto by the Insurance Company, the Adviser agrees to pay to the Insurance Company a fee (the “Distribution Fee”) in an amount computed daily and paid quarterly in arrears equal to 25 basis points (0.25%) per annum of the average aggregate amount invested in Class II shares of the VP Value Fund and the VP Income & Growth Fund by the Insurance Company, under this Agreement The Adviser will calculate and pay the Insurance Company its Distribution Fee within thirty (30) days after the end of each calendar quarter. The parties agree that such payment does not constitute payment for investment advisory or administrative services. Payment of such amounts by Adviser shall not increase the fees paid by the Investment Company or its shareholders.”

3.       Termination. Section 11.1(a) of Article X is hereby deleted and the following Section 11.1(a) is substituted in lieu thereof:

“(a)       at the option of any party upon six months’ advance written notice to the other parties or, on 60 days’ written notice pursuant to a vote of a majority of the outstanding securities of the Fund.”

Section 11.1(m) is hereby deleted in its entirety and the following Section 11.1(m) is substituted in lieu thereof.

“(m) by a vote of a majority of the independent directors; or

The following section is hereby added as Section 11.1(n):

“(n)       upon assignment by either party.”

4.       Successors and Assigns. The language in Section 13.7 of the Agreement is hereby deleted in its entirety and the following language is substituted in lieu thereof:

“This Agreement may not be assigned and will be terminated automatically upon any attempted assignment. This Agreement shall be binding upon and inure to the benefit of both parties hereto.”

5.       Ratification and Confirmation of Agreement. In the event of a conflict between the terms of this Amendment and the Agreement, it is the intention of the parties that the terms of this Amendment shall control and the Agreement shall be interpreted on that basis. To the extent the provisions of the Agreement have not been amended by this Amendment, the parties hereby confirm and ratify the Agreement.

6.       Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

7.       Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Agreement shall remain unamended and shall continue to be in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 as of the date first above written.

KEMPER INVESTORS LIFE INSURANCE COMPANY		AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

By:	/s/ Linda K. Wagner	By:	/s/ William M. Lyons
Name:	Linda K. Wagner	Name:	William M. Lyons
Title:	Sup	Title:	Executive Vice President

SCHEDULE C

DISTRIBUTION SERVICES

Pursuant to the Agreement to which this is attached, the Insurance Company shall perform distribution services for Class II shares of the Funds, including, but not limited to, the following:

1.	Receive and answer correspondence from prospective shareholders, including distributing prospectuses, statements of additional information, and shareholder reports.

2.	Provide facilities to answer questions from prospective investors about Fund shares.

3.	Assist investors in completing application forms and selecting dividend and other account options.

4.	Provide other reasonable assistance in connection with the distribution of Fund shares.